UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	20 May 2024 - “Holding(s) in Company”

99.1

 20 May 2024

HALEON PLC
("Haleon" or "the Company")

TR-1: Standard form for notification of major holdings

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii:		Haleon plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify) iii:
3. Details of person subject to the notification obligation iv
Name		GSK plc
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.) v
Name		Vidacos Nominees Limited
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reached vi:		17/05/2024
6. Date on which issuer notified (DD/MM/YYYY):		20/05/2024
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer (8.A + 8.B) vii
Resulting situation on the date on which threshold was crossed or reached	0	0	0	0
Position of previous notification (if applicable)	4.17	0	4.17

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached viii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights ix			% of voting rights
		Direct (DTR5.1)	Indirect (DTR5.2.1)	Direct (DTR5.1)	Indirect (DTR5.2.1)
GB00BMX86B70		0	0	0	0

SUBTOTAL 8. A	0			0

B 1: Financial Instruments according to DTR5.3.1R (1) (a)
Type of financial instrument	Expirationdate x	Exercise/Conversion Period xi		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to DTR5.3.1R (1) (b)
Type of financial instrument	Expirationdate x	Exercise/Conversion Period xi	Physical or cash Settlement xii	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer xiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary) xiv

Name xv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
GSK plc (Chain 1)	0		0
GlaxoSmithKline Holdings Limited (Chain 1)	0		0
GlaxoSmithKline Finance plc (Chain 1)	0		0
Glaxo Group Limited (Chain 1)	0		0

GSK plc (Chain 2)	0		0
GSK LP Limited (Chain 2)	0		0
GSK GP 1 Limited (Chain 2)	0		0
GSK (No.1) Scottish Limited Partnership (Chain 2)	0		0

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information xvi

This notification relates to the sale by GSK plc (via its indirectly wholly-owned subsidiaries, GSK (No.1) Scottish Limited Partnership and Glaxo Group Limited) of the entirety of its remaining interest in Haleon plc.

GSK GP 1 Limited is the sole general partner of GSK (No.1) Scottish Limited Partnership.  GSK LP Limited is the sole limited partner of GSK (No.1) Scottish Limited Partnership.  Glaxo Group Limited and GSK (No.1) Scottish Limited Partnership held their shares in Haleon plc via a custodian, Vidacos Nominees Limited, which held the legal title to those shares on their behalf pursuant to a custody arrangement.

Place of completion	London, England
Date of completion	20 May 2024

Amanda Mellor, Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: May 20, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary